MAGELLAN MIDSTREAM PARTNERS, L.P.

One Williams Center

Tulsa, Oklahoma 74172

December 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form
S-3 (File No. 333-214963) of Magellan Midstream Partners, L.P. filed
December 8, 2016

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Magellan Midstream Partners, L.P. (the “Partnership”), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on December 16, 2016, or as soon as practicable thereafter.

The undersigned, on behalf of the Partnership, hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Brett Braden of Latham & Watkins LLP at (713) 546-7412 or Debbie Yee of Latham & Watkins LLP at (713) 546-7429. Thank you for your assistance and cooperation in this matter.

Very truly yours,

MAGELLAN MIDSTREAM PARTNERS, L.P.

By: Magellan GP, LLC, its General Partner

By:	/s/ Douglas J. May
Douglas J. May
Senior Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary

cc:	Brett Braden, Latham & Watkins LLP
Debbie Yee, Latham & Watkins LLP

[Signature Page to Acceleration Request]